EXHIBIT 99.1

Student Transportation Inc. Announces Third Quarter Fiscal Year 2013 Interim Results

Unpredictable Weather but Predictable Year-End Results Forecasted

BARRIE, Ontario, May 9, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc., ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported fiscal year results for the third quarter and first nine months of fiscal year 2013, ended March 31, 2013. All financial results are reported in US dollars, except as otherwise noted.

"The good thing about our contracted business is we can forecast most of the 180 school days of revenue we will receive during the fiscal year pretty well, but the exceptions seem to be in which quarter weather events will occur. Except for the impacts of weather, our results for the first nine months of fiscal 2013 are in line with internal expectations and as our history has shown we will make up those lost days. I can also say we are right on plan with another strong finish for our year end in June," said Denis J. Gallagher, Chairman and Chief Executive Officer.

Third quarter revenue and adjusted EBITDA* were $120.5 million and $25.9 million, respectively, compared to $113.3 million and $25.5 million for the third quarter of fiscal 2012. The reported net income for the third quarter of fiscal 2013 was $1.8 million, or $0.02 per share compared to $3.0 million or $0.05 per share for the third quarter of fiscal 2012. Revenue for the first nine months of fiscal 2013 increased to $301.4 million from $265.5 million for the fiscal 2012 interim period and adjusted EBITDA* increased to $50.8 million from $46.8 million for the prior year interim period. Net loss for the first nine months of fiscal 2013 amounted to $2.9 million or $0.04 net loss per share compared to a net loss of $7.0 million or $0.11 net loss per share per share for the first nine months of fiscal 2012.

"We came into the third quarter with a $2.0 million revenue deferral primarily due to Superstorm Sandy and various early winter storms. We then saw that revenue deferral increase to $5.0 million by the end of the third quarter due to the continuation of the severe snow storms that hit the Northeast and Mid West in the third quarter. While these storms have made a winter that seems to be never ending, we are fortunate to have solid contracts in place that provide for a fixed number of school days from July to June. That's why I have always noted that it takes 12 months to make a year," said Gallagher. "That certainly is appropriate today as we are already making up days currently and fully expect to recover the contracted $5.0 million revenue deferral of missed school days which are made up in the fourth quarter of the current fiscal year. As is the case in past years, when this happens we will be running right through the end of the school year in making up these days and our results will be as we expected. Our fixed costs are expensed as incurred so the "make up days" see a substantial amount of that revenue fall to the bottom line. Our year-to-date revenues have increased $35.9 million, or 13.5%. As we add back the revenue deferral, we once again anticipate being right on plan with the 15% increase in annualized revenues for fiscal 2013 that we have previously stated along with similar or slightly improved margins over last year."

In February 2013, the Company entered into a new five year amended credit agreement with its bank group to extend the maturity of the credit agreement to February 2018. The Company was in the second year of a five year term prior to the extension. The extended credit agreement increased commitments by $15 million to $155 million, while also maintaining the $100 million "accordion feature" to provide for a larger facility if ever needed. The amended agreement also includes a lower base interest rate and maintains the leverage covenants at existing levels. In connection with the extension of the credit agreement, the Toronto – Dominion Bank joined the bank group, which also includes BMO Harris, the Bank of Nova Scotia, Raymond James and Siemens Financial Services.

"During the quarter we were successful in extending our senior credit agreement for five years while increasing commitments from our lenders and lowering interest costs under the amended agreement. We currently have approximately $70 million in borrowing availability under the credit agreement," Gallagher said. "We are also reviewing low cost lease proposals recently received from many financial institutions. We have received proposals for over $80 million of six year fixed financing with all-time low rates. Between these two financing alternatives we have more than sufficient funding available for the new contracts secured for fiscal 2014 that have been previously announced, along with additional bid wins we are anticipating and a few small tuck-in acquisitions that may arise. To date we have secured several new bid contracts for next year, including our largest bid win in Omaha Nebraska consisting of 530 vehicles most of which are clean burning propane vehicles (LPG) and a new "managed contract" in Texas where the school district will lease 42 LPG vehicles arranged by us under a recently developed Municipal Tax Lease Program. When combined with the other two contract wins in Pennsylvania, also with LPG, and a new contract in the Peel Region in Ontario Canada we will add over 750 net additional vehicles so far to our operations and will deploy approximately 600 new LPG vehicles to our fleet for growth in fiscal 2014. As we continue to grow using alternative fuels, leasing and managed contracts, we are lowering our cost of operations and creating a cleaner environment in our communities while increasing shareholder value."

On Wednesday, May 15, 2013 at 12:00 p.m. ET at The Studio of the Toronto Stock Exchange in the Exchange Tower, at 130 King Street West in Toronto, the Company will thank employees and join with shareholders in a ceremony to celebrate the Company's 100th consecutive monthly cash dividend paid to shareholders. The ceremony will also be audio webcast live from STI's website at www.rideSTBus.com. As has been the past practice, the Board of Directors approved at its recent meeting the quarterly extension of dividends payable to shareholders of record through September 2013.

Reconciliation of Net Income (loss) and Adjusted EBITDA *
	Year over Year		Year over Year
(Amounts in 000's)	Three Months Ended		Nine Months Ended
	3/31/13	3/31/12	3/31/13	3/31/12

Net income (loss)	$ 1,754	$ 3,035	$ (2,878)	$ (6,957)

Add back:
Income tax expense (benefit)	938	1,482	(1,350)	(3,399)
Foreign currency gain	(102)	(290)	(107)	(1,029)
Other (income) expense, net	(527)	1,122	(1,421)	1,092
Non-cash loss (gain) on 6.25% Convertible Debentures conversion feature	136	788	(604)	1,870
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	1,303	(1,100)	(123)	1,834
Unrealized loss (gain) on foreign currency exchange contracts	482	(27)	160	1,494
Non-cash stock compensation	150	520	2,911	3,619
Interest expense	3,714	3,877	11,132	11,828
Amortization expense	1,017	1,044	3,189	2,705
Depreciation and depletion expense	12,580	11,564	29,438	25,565
Operating lease expense	4,454	3,519	10,468	8,196
Adjusted EBITDA *	$ 25,899	$ 25,534	$ 50,815	$ 46,818

Results of Operations (in 000's of US$, except per share data)

	Three Months Ended		Nine Months Ended
	March 31		March 31
	2013	2012	2013	2012

Revenues	$ 120,452	$ 113,319	$ 301,409	$ 265,548

Costs and expenses
Cost of operations	87,921	80,593	229,665	197,618
General and administrative	11,086	10,300	31,397	28,487
Non-cash stock compensation	150	520	2,911	3,619
Acquisition expense	--	411	--	821
Depreciation and depletion expense	12,580	11,564	29,438	25,565
Amortization expense	1,017	1,044	3,189	2,705
Total operating expenses	112,754	104,432	296,600	258,815

Income from operations	7,698	8,887	4,809	6,733

Interest expense	3,714	3,877	11,132	11,828
Foreign currency gain	(102)	(290)	(107)	(1,029)
Unrealized loss (gain) on foreign currency exchange contracts	482	(27)	160	1,494
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	1,303	(1,100)	(123)	1,834
Non-cash loss (gain) on 6.25% Convertible Debentures conversion feature	136	788	(604)	1,870
Other (income) expense, net	(527)	1,122	(1,421)	1,092

Income (loss) before income taxes	2,692	4,517	(4,228)	(10,356)

Income tax expense (benefit)	938	1,482	(1,350)	(3,399)

Net income (loss)	$ 1,754	$ 3,035	$ (2,878)	$ (6,957)

Basic net income (loss) per common share	$ 0.02	$ 0.05	$ (0.04)	$ (0.11)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Conference Call & Live Webcast

Student Transportation Inc. will hold a conference call and live audio webcast on Friday, May 10, 2013 at 11:00 a.m. (ET) to discuss its results for the third quarter of fiscal year 2013 ended March 31, 2013. The call will be hosted by Denis Gallagher, Chairman and Chief Executive Officer, and Patrick Walker, Executive Vice President and Chief Financial Officer. Following management's presentation, there will be a brief question and answer session for analysts and institutional investors. The call can be accessed by dialing 1-877-561-2750. The live audio webcast will be available at www.rideSTBus.com. To access the rebroadcast for up to 30 days after the call, visit www.rideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect STI's current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com